TSX: EQX NYSE-A: EQX

NEWS RELEASE

Equinox Gold Completes C$1.5 Million "Ride to Greenstone" Fundraiser

August 28, 2024 - Vancouver, BC - Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) is pleased to announce that after a remarkable journey of 3,634 kilometers from Vancouver, BC to Geraldton, ON, the Equinox Gold cycling and support team will reach the Greenstone Mine this morning to deliver a cheque for more than C$1.3 million to the Geraldton District Hospital. Equinox Gold's Canadian team was joined by cyclists and medics from the Company's mine sites in Brazil, Mexico and California, which organized a variety of physical activities with their workforces and raised more than C$200,000 for charities in their local communities.

Ross Beaty, Chair of Equinox Gold, commented: "As we conclude this incredible journey, I reflect on the dedication and unity of our team. The Ride to Greenstone symbolizes our commitment to teamwork and community health and well-being, and we appreciate the generosity of our many stakeholders who supported the ride with donations."

We invite everyone to watch a live stream of the cyclists arriving at the Greenstone Mine site and the Ride to Greenstone celebrations today from 11:00 am to 1:00 pm ET, allowing our global community to join in this historic celebration. Watch live on the Greenstone Gold Mines YouTube page. This event precedes the grand opening of the Greenstone Mine on August 29th.

We extend our deepest gratitude to the Gold Sponsors of the Ride to Greenstone - Sandstorm Gold Royalties, Cloutier Contracting, Franco-Nevada, Orion Resource Partners, the World Gold Council and Equinox Gold's Board of Directors - and to all the donors who are shown on the Ride to Greenstone website. The funds raised for the Geraldton District Hospital will support vital healthcare services for a 2,767-km² region in Northern Ontario, including five Indigenous communities and the Greenstone Mine workforce.

For more information and to follow the final moments of the ride, visit the Ride to Greenstone website or view our updates on social media (Facebook, X, LinkedIn, and Instagram).

Equinox Gold Contacts

Greg Smith, President & CEO

Rhylin Bailie, Vice President, Investor Relations

Tel: +1 604-558-0560

Email: ir@equinoxgold.com

Suite 1501 - 700 West Pender St., Vancouver, BC Canada V6C 1G8 ir@equinoxgold.com +1 604.558.0560 www.equinoxgold.com